Exhibit 99.90

UK Gambling Commission Awards Licenses to Amaya, PokerStars and Full Tilt

MONTREAL, Oct. 31, 2014 /CNW/ - Amaya Gaming Group Inc. (TSX: AYA) (“Amaya” or the “Corporation”) announced today that its gaming brands including PokerStars and Full Tilt have obtained a continuation license to allow uninterrupted service to consumer and business customers in the United Kingdom. The continuation license for PokerStars and Full Tilt was awarded by the UK Gambling Commission in recognition of the existing licenses held in the Isle of Man. PokerStars and Full Tilt have operated in the United Kingdom as a “white-listed” company approved to do business throughout the country on the basis of the existing Isle of Man licensing. Amaya’s B2B online business has also received the necessary continuation licenses to continue supplying UK-facing online gaming operators with Amaya’s online gaming content and technology.

New Client Available from Monday

The new PokerStars and Full Tilt UK software will be available to players from 14:00 GMT on November 3. This will be downloaded and activated automatically after that time – players simply need to load the software and login as normal. The log-in details, account balance and history of UK players will not be affected by the change, and UK players will still be able to enjoy the same range of games with players from around the world.

Top Level of Player Fund Protection

The UK Gambling Commission has introduced a rating system for player fund protection. PokerStars and Full Tilt have volunteered to apply the very highest standards of player fund protection, with the use of independent trust accounts that PokerStars and Full Tilt have pioneered on the Isle of Man.

This license from the UK Gambling Commission underscores the strengths of the PokerStars and Full Tilt platforms and provides further confidence that customers can rely on the integrity and security of the sites. Poker is a very popular game in the United Kingdom, with some of the worlds’ leading poker players based in the UK. These include Team PokerStars Pro Victoria Coren Mitchell, the first two-time winner of the European Poker Tour.

With the UK continuation license, PokerStars and Full Tilt add another jurisdiction to their industry-leading portfolio of 12 locally licensed jurisdictions, which already includes major European nations including France, Italy and Spain.

ABOUT AMAYA

Amaya is the owner of the Rational Group, which owns and operates gaming and related businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions and poker programming created for television and online audiences. In addition to operating two of the largest online poker sites, Rational Group is the largest producer of live poker events around the world. Amaya also provides interactive and physical gaming solutions to the regulated gaming industry.

DISCLAIMER IN REGARDS TO FORWARD-LOOKING STATEMENTS

Certain statements included herein, including those that express management’s expectations or estimates of our future performance constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward looking statements. Except as required by law, the Corporation does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

SOURCE Amaya Gaming Group Inc.

%SEDAR: 00029939E

For further information: For Media inquiries, please contact: Eric Hollreiser, Tel: +44 1624 652787, press@amaya.com; For Investor inquiries, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amayagaming.com

CO: Amaya Gaming Group Inc.

CNW 07:00e 31-OCT-14